# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Space Acquisition II Corp., CIK 0001946021
CUSIP: G4619M109
Title of class of securities: Ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1412 BROADWAY, 21ST FLOOR, SUITE 21V, New York, New York (NY), 10018
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-001634
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13G Amendment is being filed solely to correct an error in the CUSIP number of the Class of Securities (and the corresponding Issuer).
- COWEN AND COMPANY, LLC: type of reporting person: broker-dealer (BD), savings association (SA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS USA INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION BANK: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Horizon Space Acquisition II Corp.
Address of issuer's principal executive offices:
1412 BROADWAY
21ST FLOOR, SUITE 21V
New York, NEW YORK
10018

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

COWEN AND COMPANY, LLC

TORONTO DOMINION HOLDINGS USA INC

TD GROUP US HOLDINGS LLC

TORONTO DOMINION BANK
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

COWEN AND COMPANY, LLC - DELAWARE

TORONTO DOMINION HOLDINGS USA INC - DELAWARE

TD GROUP US HOLDINGS LLC - DELAWARE

TORONTO DOMINION BANK - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

COWEN AND COMPANY, LLC - 0

TORONTO DOMINION HOLDINGS USA INC - 0

TD GROUP US HOLDINGS LLC - 0

TORONTO DOMINION BANK - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Horizon Space Acquisition II Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 5, 2025

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

COWEN AND COMPANY, LLC
By TD Securities (USA) LLC, as successor in interest

By: /s/ John Holmes
Title: Vice President & Managing Director

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Romina McMahon
Title: Deputy Controller

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Vice President & Chief Operating Officer (03/05/2025)
- COWEN AND COMPANY, LLC: John Holmes, Vice President and Managing Director (03/05/2025)
- TORONTO DOMINION HOLDINGS USA INC: Christina Petrou, Vice President & Chief Operating Officer (03/05/2025)
- TD GROUP US HOLDINGS LLC: Romina McMahon, Deputy Controller (03/05/2025)
- TORONTO DOMINION BANK: Christina Petrou, Vice President & Chief Operating Officer (03/05/2025)
Comment: Cowen and Company, LLC signed By TD Securities (USA) LLC, as successor in interest